United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐   No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐   No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

x

Press Release Vale clarifies on shareholding position of Litel Group Rio de Janeiro, August 27th, 2019 – Vale S.A (“Vale”) informs, based on the correspondence received on this date from Litel Group¹ and in addition to the Press Release “Vale informs decrease of relevant shareholding ownership” of August 26th, 2019, that, after the decrease of 95,167,645 Vale shares held directly by Litel, the Litel Group currently holds 18.56% of Vale’s total capital as below. position excluding treasury The shares that were transferred by Litel to its shareholders and the shares that are held by Litela are not binded to Vale’s Shareholders’ Agreement. The Litel Group reiterated that it has no interest in changing the shareholder control composition or the administrative structure of Vale. ¹Litel Group composed of Litel Participações S.A. (“Litel”) and Litela Participações S.A. (“Litela”). For further information, please contact: +55-21-3485-3900 Andre Figueiredo: andre.figueiredo@vale.com Andre W erner: andre.werner@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, wh en based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Shareholder Number of shares on 08/16/2019 % shareholding position in Vale’s total capital % shareholding shares held in Litel Participações S.A 883,579,219 16.72% 17.23% Litela Participações S.A 97,026,670 1.84% 1.89% Litel Group 980,605,889 18.56% 19.12%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: August 27, 2019		Director of Investor Relations